Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE- AND SIX-MONTH PERIODS ENDED MAY 31, 2021

The following Management’s Discussion and Analysis (MD&A) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and six-month periods ended May 31, 2021 compared to the three- and six-month periods ended May 31, 2020. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated July 13, 2021, was approved by our Audit Committee on July 14, 2021 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2021 (Interim Financial Statements), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2020.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, or IASB, and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The Company’s functional and presentation currency is the United States dollar (USD). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. The use of tesamorelin refers to the use of our tesamorelin compound for the potential treatment of nonalcoholic steatohepatitis (NASH) in the general population and in people living with HIV.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, Forward-Looking Statements), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this MD&A include, but are not limited to, statements regarding the conduct of our clinical trials with TH1902 and tesamorelin, the timelines associated to the Phase 1 clinical trial using TH1902, the filing of a supplemental Biologic License Application (sBLA) evaluating tesamorelin for the treatment of NASH with the U.S. Food and Drug Administration (FDA), the potential approval by regulatory agencies of tesamorelin for the treatment of NASH, the development of a multi-dose pen injector using the F8 formulation, the growth of our revenues, the value generated from our commercial and research and development

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

activities, and the potential benefits to be derived from the addition of a partner for our Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH.

Although the Forward-Looking Statements contained in this MD&A are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that: the current COVID-19 pandemic will have limited adverse effect on the Company’s operations and its business plan; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Company’s commercial practices in the United States and the countries of the European Union will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in countries where such products are commercialized; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; Trogarzo® will be reimbursed in key European countries; the FDA will approve the F8 formulation and the multi-dose pen injector; the Company will succeed in pursuing the conduct of its Phase 1 clinical trial using TH1902; the Company will be able to secure additional resources to initiate its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH; research and development activities using peptides derived from its oncology platform will yield positive results allowing for the development of new drugs for the treatment of cancer; the Company’s European infrastructure is adequate to commercialize Trogarzo® in Germany and in other European countries; and the Company’s business plan will not be substantially modified.

In addition, the Company assumes that the totality of evidence and data resulting from the conduct of its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH will demonstrate substantial evidence of efficacy and will be highly persuasive to the FDA given that the Company (i) has not conducted a Phase 2 clinical trial evaluating tesamorelin in the general population suffering from NASH prior to proceeding with its Phase 3 clinical trial as the FDA and EMA recommended; and (ii) is conducting one Phase 3 clinical trial as opposed to two. The Company also assumes that it will be successful in obtaining approval from the EMA for tesamorelin in the treatment of NASH based on the results obtained from its Phase 3 clinical trial despite the Company not following the current guidelines issued by the EMA for the approval of a drug for the treatment of NASH, which guidelines provide for both (i) NASH resolution and no worsening of fibrosis and (ii) improvement of fibrosis by one stage without worsening of NASH as a primary endpoint, whereas for the purposes of meeting the FDA’s primary endpoint, only NASH resolution and no worsening of fibrosis will be relevant.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to,

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

those related to or arising from: the adverse impact of the COVID-19 pandemic on (a) the Company’s sales efforts and sales initiatives, (b) the capacity of the Company’s suppliers to meet their obligations vis-à-vis the Company, (c) the Company’s research and development activities, (d) the health of the Company’s employees and its capacity to rely on its resources, as well as (e) global trade; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and Trogarzo® in Europe; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s success in obtaining reimbursement for Trogarzo® in key European countries, together with the level of reimbursement, if at all; the Company’s ability and capacity to commercialize Trogarzo® in Germany and to launch Trogarzo® in other key countries of the European Union; the Company’s ability to obtain the approval by the FDA of the F8 formulation and the multi-dose pen injector; the Company’s ability to secure additional resources to initiate its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH; the Company’s ability to successfully conduct its Phase 3 clinical trial using tesamorelin for the treatment of NASH and its Phase 1 clinical trial using TH1902 in various types of cancer; the Company’s ability to find a partner on terms satisfactory to the Company; the Company’s capacity to acquire or in-license new products and/or compounds; the discovery of a cure for HIV; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

In addition to the risks inherent to the conduct of clinical trials, there exist risks that the FDA will not approve tesamorelin for the treatment of NASH without the Company having substantial evidence and data from the conduct of Phase 2 clinical trials evaluating tesamorelin for the treatment of NASH in the general population and solely relying on data emanating from the conduct of one Phase 3 clinical trial. There is also risk that the FDA may require additional clinical trials to be conducted in order to obtain approval. Moreover, there exist risks that the EMA will not approve tesamorelin for the treatment of NASH because the trial design that the Company intends to pursue does not include the primary endpoint required under the current EMA guidelines.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 24, 2021 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2021 under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

BUSINESS OVERVIEW

Theratechnologies is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. We have a promising pipeline of investigational medicines in oncology and NASH and two approved medicines (EGRIFTA SV® and Trogarzo®) for people living with HIV. The Company has a sales and marketing infrastructure to commercialize its products in the United States and Europe. We continue to assess the market for potential product acquisitions or in-licensing transactions that would be complementary to our business and further drive future sustainable growth and value creation.

RECENT HIGHLIGHTS AND PROGRAM UPDATES

•	Update on Phase 3 clinical trial evaluating tesamorelin in NASH

–	Discussions with the FDA and the EMA on the trial design are complete.
–	The Phase 3 clinical trial will include participants in the U.S. and Europe.
–

The Phase 3 clinical trial will be a multicenter, double-blind, placebo-controlled two-part study to evaluate the safety and efficacy of tesamorelin in liver-biopsy confirmed patients with NAS score of at least 4 and stage 2 or 3 fibrosis.

–	The Phase 3 clinical trial will include a futility analysis that will be performed after approximately 400 patients have completed 18 months of treatment and have received a second liver biopsy.
–

An sBLA is expected to be filed after approximately 1,100 patients, including approximately 75 to 100 people living with HIV, have completed 18 months of treatment and have received a second liver biopsy.

–	The primary endpoint will be NASH resolution and no worsening of fibrosis compared to placebo after 18 months as per FDA guidelines.
–	Following potential approval, an additional 1,800 patients are expected to be enrolled, to continue measuring clinical outcomes over a period of five years.
–	Based on regulatory discussions, the final Phase 3 clinical trial design will result in higher costs than what the Company had previously estimated.
–	As a result of the total cost of the Phase 3 clinical trial, the Company is now evaluating its options to best execute its late-stage development program, including seeking a potential partner.
–	An external U.S.-based biopharma advisory firm has been retained to assist in identifying a potential partner.
–	Partner identification and negotiations will alter the initiation of the Phase 3 clinical trial that was previously expected to begin in the third quarter of calendar year 2021.
–	See “Forward-Looking Information” above for some of the risks associated with the Phase 3 clinical trial.

•

New preclinical findings for TH1902 in metastatic cancers: On June 21, 2021, the Company announced new preclinical in vivo findings on the anti-metastatic effect and tolerability of its novel investigational proprietary peptide-drug conjugate (PDC), TH1902. These results demonstrated that TH1902 had better anti-metastatic activity when compared to docetaxel alone when administered at an equimolar concentration in a lung metastasis cancer model expressing the sortilin

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

(SORT1) receptor. Metastasis is a form of cancer that has spread from its original site to a distant site or organ where it grows or metastasizes. It is well-known that the survival rate for metastatic cancer is low. The Company intends to present these findings at an upcoming scientific meeting.

•

Phase 1 clinical trial of TH1902 for the treatment of sortilin-expressing cancers progressing: Following fast track designation from the FDA, the Phase 1 clinical trial evaluating TH1902 in sortilin-expressing solid tumors is progressing as planned. The Company expects to obtain interim safety and efficacy information from the Phase 1 Part A study in the fourth quarter of calendar year 2021.

•

Lifecycle management of tesamorelin: The Company has developed a new formulation of tesamorelin known as the “F8 formulation”. The F8 formulation has a number of significant improvements over our current F4 formulation, which is currently commercialized as EGIRFTA SV® for the treatment of HIV-associated lipodystrophy. The F8 formulation is twice as concentrated as the F4 formulation resulting in a smaller volume of administration and is intended to be presented in a multi-dose vial that can be reconstituted once per week. A multi-dose pen injector is also being developed for the administration of the F8 formulation. The Company plans to file an sBLA for the F8 formulation and multi-dose pen injector in early 2022 for the treatment of HIV-associated lipodystrophy and plans to use the F8 formulation for its planned Phase 3 clinical trial in NASH.

•

Lifecycle management of ibalizumab for the treatment of HIV: The TMB-302 study evaluating an intravenous (IV) push administration of Trogarzo® for the treatment of human immunodeficiency virus type 1 (HIV-1) infection is now complete and an sBLA is expected to be filed with the FDA in the fourth quarter of 2021. Theratechnologies and TaiMed are also planning to evaluate an intramuscular (IM) method of administration for Trogarzo® within the TMB-302 study and a protocol amendment has been submitted to the FDA.

OUR MEDICINES

The Company has two approved medicines for people living with HIV, namely Trogarzo® in the United States, European Union (EU), and United Kingdom, and EGRIFTA SV® in the United States. EGRIFTA® is commercially available in Canada, but sales of EGRIFTA® in Canada are not material to our business.

EGRIFTA SV® is a new formulation of EGRIFTA® that was approved by the FDA for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and launched in the United States in November 2019. Unlike EGRIFTA®, EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration.

Trogarzo® was the first HIV treatment approved with a new mechanism of action in more than 10 years. It is the first in a new class of antiretrovirals (ARV) and is a long-acting ARV therapy that can lead to an undetectable viral load in heavily treatment-experienced adult HIV-infected patients when used in combination with other ARVs. The treatment is infused once every two weeks.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

Trogarzo® was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1 (HIV-1) infection in heavily treatment-experienced adults with multidrug resistant (MDR) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was also approved by the European Medicines Agency (EMA) in September 2019 for the treatment of adults infected with MDR HIV-1 for whom it is otherwise not possible to construct a suppressive antiviral regimen. Trogarzo® is currently commercially available in Germany and the Company expects to launch Trogarzo® in key additional European countries later in 2021 and in 2022. A number of patients are also being treated with Trogarzo® in some European countries through early access programs. Trogarzo® will be launched on a country-by-country basis across Europe as it gains public reimbursement in each such country. In addition, the Company has received regulatory approval in Israel for Trogarzo® and is currently working to secure pricing and reimbursement.

In March 2016, we obtained the rights to commercialize Trogarzo® in the United States and Canada pursuant to a distribution and licensing agreement with TaiMed. In March 2017, the agreement was amended to include the commercial rights to Trogarzo® in the EU and in other countries such as Israel, Norway, Russia and Switzerland (TaiMed Agreement).

The Company’s commercial strategy for the 2021 fiscal year is to generate revenue growth through increased sales of its medicines in the United States while working on securing an appropriate price and widespread reimbursement for Trogarzo® in key European countries and pursue the launch of Trogarzo® in those key European countries.

Impact of the COVID-19 Pandemic

Throughout the global COVID-19 pandemic, face-to-face interactions in clinics, hospitals, AIDS services organizations and other offices were reduced, and patient treatment initiations were delayed due to restrictions implemented to stop the spread of COVID-19. In order to adapt to the pandemic environment, we transitioned to offering virtual interactions to continue to provide education and support for people in need of our medications, people living with HIV, case managers, healthcare providers and their staff, on how to manage HIV during the COVID-19 pandemic. In the fourth quarter of 2020, we announced a change to our U.S. sales infrastructure and a reallocation of resources to adapt to this new business environment and increase our presence in the healthcare community. During the second quarter of 2021, we continued to see some negative impact on our HIV revenues from the COVID-19 pandemic as many U.S. states maintained pandemic-related restrictions. In the EU, sales of Trogarzo® and the review of regulatory dossiers continued to be adversely impacted by COVID-19 due to strict lockdown measures imposed in many European countries. The progress on our research and development programs has not been affected by the pandemic.

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including oncology, NASH and HIV.

SORT1+ Technology™

The Company is currently developing a platform of new proprietary peptides for cancer drug development targeting SORT1 receptors called SORT1+ TechnologyTM. SORT1 is a receptor that plays a significant role in protein internalization, sorting and trafficking. It is

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

highly expressed in cancer cells compared to healthy tissue making it an attractive target for cancer drug development. Expression has been demonstrated in, but not limited to, ovarian, triple-negative breast, endometrial, skin, small cell and non-small cell lung, colorectal and pancreatic cancers. Expression of SORT1 is associated with aggressive disease, poor prognosis and decreased survival. It is estimated that the SORT1 receptor is expressed in 40% to 90% of cases of endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers.

The Company’s innovative PDCs generated through our SORT1+ TechnologyTM demonstrate distinct pharmacodynamic and pharmacokinetic properties that differentiate them from traditional chemotherapy. In contrast to traditional chemotherapy, our proprietary PDCs are designed to enable selective delivery of certain anti-cancer drugs within the tumor microenvironment, and more importantly, directly inside SORT1 cancer cells. Commercially available anticancer drugs, like docetaxel, doxorubicin or tyrosine kinase inhibitors are conjugated to our PDC to specifically target SORT1 receptors. This could potentially improve the efficacy and safety of those agents.

In preclinical data, the Company’s lead investigational PDC, TH1902, derived from our SORT1+ TechnologyTM, has shown to improve anti-tumor activity and reduce neutropenia and systemic toxicity compared to traditional chemotherapy. Additionally, in preclinical models, TH1902 has shown to bypass the multidrug resistance protein 1 (MDR1; also known as P-glycoprotein) and inhibit the formation of vasculogenic mimicry – two key resistance mechanisms of chemotherapy treatment. TH1902 combines our proprietary peptide to the cytotoxic drug docetaxel.

In December 2020, we filed an IND application with the FDA for the Phase 1 first-in-human clinical trial evaluating TH1902 for the treatment of various cancers. The FDA granted fast track designation to TH1902 as a single agent for the treatment of all sortilin-positive recurrent advanced solid tumors that are refractory to standard therapy. In March 2021, a Phase 1 clinical trial was initiated evaluating TH1902 for the treatment of cancers where the sortilin receptor is expressed. The Phase 1 clinical trial design includes a Part A dose escalation study to evaluate the safety, pharmacokinetics, MTD and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies. Once the MTD is determined, the Company expects a total of 40 additional patients will be enrolled in a Part B study to evaluate the potential anti-tumor activity of TH1902 in patients with endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers.

The Company has retained the services of a global, large-scale CRO to assist with the conduct of its Phase 1 clinical trial. The detailed study protocol is available at ClinicalTrials.gov under the identifier number: NCT04706962.

The Company is also evaluating TH1904 in preclinical research, a second PDC derived from its SORT1+ TechnologyTM. TH1904 is conjugated to the cytotoxic drug doxorubicin.

The SORT1+ Technology™ was acquired in February 2019 as part of the acquisition of Katana Biopharma Inc., (Katana). Through the acquisition, Theratechnologies obtained the worldwide rights to this platform based on an exclusive royalty-bearing license entered into between Katana and Transfer Plus L.P. The Canadian Cancer Society and the Government of Quebec, through the Consortium Québécois sur la découverte du

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

médicament (CQDM), will contribute a total of 1.4 million dollars towards some of the research currently being conducted for the development of our targeted oncology platform.

Tesamorelin

In fiscal year 2020, the Company completed the evaluation and development of the F8 formulation, which based on internal studies, is bioequivalent to the original commercialized formulation of tesamorelin (F1 formulation). The F8 formulation has a number of advantages over the current formulation of EGRIFTA SV®. Specifically, it is twice as concentrated resulting in a smaller volume of administration and is intended to be presented in a multi-dose vial that can be reconstituted once per week. Similar to the current formulation of EGRIFTA SV®, the F8 formulation is stable at room temperature, even once reconstituted.

The F8 formulation is patent protected in the United States until 2033 and until 2034 in major European countries.

The Company is currently working on the development of a multi-dose pen injector to be used in conjunction with the F8 formulation and we intend to seek marketing approval of the pen in the same sBLA as that for the F8 formulation. We plan to file an sBLA for the F8 formulation and multi-dose pen injector in early 2022 for the treatment of lipodystrophy in people living with HIV.

In November 2020, the Company filed an IND with the FDA for the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and received a “Study May Proceed” letter for the Phase 3 clinical trial from the FDA in December 2020. The IND filing followed our announcement made in September 2020 regarding our intent to develop tesamorelin for the treatment of NASH in the general population.

On July 15, 2021, the Company announced that it had completed discussions with the FDA and the EMA regarding the Phase 3 clinical trial in NASH.

The finalized Phase 3 trial design is planned for a multicenter, randomized, double-blind, placebo-controlled two-part study designed to evaluate the safety and efficacy of tesamorelin in liver-biopsy confirmed patients with NAS score of at least 4 and stage 2 or 3 fibrosis. Part 1 of the study will include a total of approximately 1,100 patients (1:1, tesamorelin:placebo), including approximately 75 to 100 people living with HIV. A second liver biopsy will be performed after the first approximately 1,100 participants have completed 18 months of treatment. This should form the basis for filing an sBLA with the FDA.

The clinical trial will also include a futility analysis that would be conducted after the first approximately 400 patients have completed 18 months of treatment and have received a second liver biopsy. The futility analysis will provide a perfunctory review indicating if an early treatment effect with tesamorelin has been observed and will determine if the study should proceed as planned.

Following a potential sBLA approval, Part 2 of the trial will continue to enroll an additional approximately 1,800 patients (3:1, tesamorelin:placebo) to continue to measure clinical outcomes over a period of five years. A total of approximately 2,900 patients are expected to be enrolled.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

Based on regulatory discussions, the final Phase 3 clinical trial design will result in higher costs than what the Company had previously estimated. As a result of the total cost of the Phase 3 clinical trial, the Company is now evaluating its options to best execute its late-stage development program, including seeking a potential partner. An external U.S.-based biopharma advisory firm has been retained to assist in identifying a potential partner. Partner identification and negotiations will alter the initiation of the Phase 3 clinical trial that was previously expected to begin in the third quarter of calendar year 2021.

Ibalizumab for HIV

The evaluation of an IV push administration of Trogarzo® for the treatment of HIV-1 infection in the TMB-302 study was completed in July 2021. The study evaluated the drug levels of Trogarzo using the IV push administration versus the approved IV infusion method of administration. An sBLA is expected to be filed with the FDA in the fourth quarter of 2021. The study was conducted and funded by the Company’s partner, TaiMed Biologics, Inc. (TaiMed).

Theratechnologies and TaiMed are also planning to evaluate an IM method of administration for Trogarzo® within the TMB-302 study and a protocol amendment has been submitted to the FDA. The study will be conducted and funded by Theratechnologies with support from TaiMed. Under the terms of the TaiMed Agreement, we are entitled to commercialize the new methods of administration of Trogarzo® if, and when, approved.

In connection with the September 2019 approval of Trogarzo® in Europe, the EMA has requested a post-authorization efficacy study (Registry) to be conducted to evaluate the long-term efficacy and durability of Trogarzo® in combination with other ARVs. The enrollment of patients in this study is expected to begin in late 2021. The Company is also required to conduct a pediatric investigation plan (PIP) to evaluate Trogarzo® in children aged 6 to <18 years old. The PIP will be comprised of two studies with the first study expected to begin in the second half of 2021.

2021 BUSINESS STRATEGY AND OBJECTIVES

Our 2021 Business Strategies and Objectives are as follows:

•	Continue to grow our revenues in the United States from increased sales of EGRIFTA SV® and Trogarzo®;
•	Successfully obtain reimbursement for Trogarzo® in key European countries and launch Trogarzo® in some of these countries;
•

Initiate a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH by the end of the third quarter of calendar year 2021; (new trial initiation timeframe to be determined following securing additional resources or potential partnership agreement)

•	Initiate a Phase 1 clinical trial evaluating TH1902 for the treatment of various cancer types in the second quarter of calendar year 2021 (achieved in Q1’21 ahead of target);
•	Seek and pursue potential product acquisitions, in-licensing transactions or other opportunities complementary to our business; and,
•	Manage our financial position to ensure we can successfully execute on our business strategy and objectives.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

Second-Quarter Fiscal 2021 Financial Results

Revenue

For the three- and six-month periods ended May 31, 2021 consolidated revenue was $17,787,000 and $33,217,000, compared to $17,162,000 and $32,881,000 for the same periods ended May 31, 2020, representing a year-over-year increase of 4% and 1%, respectively.

For the second quarter of fiscal 2021, net sales of EGRIFTA SV® were $10,344,000 compared to $9,269,000 in the second quarter of fiscal 2020, representing an increase of 12% year-over-year. Net sales for the six-month period ended May 31, 2021 were $19,032,000 compared to $17,784,000 in the same period in 2020. While unit sales of EGRIFTA SV® were relatively flat compared to the same period in 2020, net sales increased due to a higher selling price and lower rebates to government payers.

Trogarzo® net sales in the second quarter of fiscal 2021 amounted to $7,443,000 compared to $7,893,000 for the same quarter of 2020, representing a decrease of 6% year-over-year. For the six-month period ended May 31, 2021, Trogarzo® net sales were $14,185,000 compared to $15,097,000 in the same period in 2020. Lower sales of Trogarzo® were a result of a decrease in unit sales, the effect of the ongoing COVID-19 pandemic resulting in the difficulty for patients to visit health care facilities to meet with physicians and obtain their intravenous infusion, competitive pressures and higher rebates, and were partially offset by a higher selling price. Net sales of Trogarzo® in the comparative period were positively impacted by unusually large orders by pharmacies at the beginning of the COVID-19 pandemic in March 2020.

Cost of Sales

For the three- and six-months ended May 31, 2021, cost of sales decreased to $5,934,000 and $11,345,000 compared to $7,380,000 and $14,141,000 for the same periods in fiscal 2020, primarily due to the decrease in cost of goods sold. Cost of goods sold was $4,714,000 and $8,904,000 in the three- and six-month periods of 2021 compared to $5,769,000 and $11,169,000 for the same periods in 2020.

The decrease in cost of goods sold was mainly due to a combination of lower Trogarzo® sales, a lower cost for Trogarzo® and a lower cost of EGRIFTA SV® compared to EGRIFTA®. Cost of sales also included the amortization of the other asset of $1,220,000 in both Q2 fiscal 2021 and Q2 fiscal 2020, and of $2,441,000 for the six-month periods of 2021 and 2020.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2021 amounted to $6,417,000 and $11,300,000 compared to $3,622,000 and $7,041,000 in the comparable periods of fiscal 2020.

The increases in both periods were largely due to higher spending related to the initiation of the Phase 1 trial in oncology and spending related to the NASH program (including spending on the new F8 formulation of tesamorelin), increased spending in medical and patient education, and increased medical affairs spending in Europe.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

Selling Expenses

Selling expenses were relatively stable and amounted to $6,901,000 and $13,059,000 for the three- and six-month periods ended May 31, 2021 compared to $6,941,000 and $13,302,000 for the same periods last year.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2021 amounted to $3,884,000 and $7,446,000 compared to $3,706,000 and $6,276,000 reported in the comparable periods of fiscal 2020. The increase in General and Administrative expenses is largely due to increased overall business activities in 2021 compared to 2020.

Finance Income

Finance income, consisting of interest income and foreign exchange gains, for the three- and six-month periods ended May 31, 2021 was $432,000 and $481,000 compared to $80,000 and $246,000 in the comparable periods of fiscal 2020. Interest income for the three- and six-month periods ended May 31, 2021 was $54,000 and $79,000, respectively, compared to $80,000 and $246,000 in the comparable periods of fiscal 2020. Lower interest income was due in large part to a decreased liquidity position and a decrease in interest rates. We also recorded a foreign exchange gain of $378,000 and $402,000 in the three- and six-month periods ended May 31, 2021.

Finance Costs

Finance costs for the three- and six-month periods ended May 31, 2021 were $1,455,000 and $2,836,000 compared to $1,399,000 and $2,717,000 in the comparable periods of fiscal 2020. Finance costs in the three- and six-month periods ended May 31, 2021 mostly represent interest of $833,000 and $1,635,000, respectively on the senior convertible notes issued in June 2019, compared to $842,000 and $1,644,000 for the same periods last year.

Adjusted EBITDA

Adjusted EBITDA for the three- and six- month periods ended May 31, 2021 was $(2,616,000) and $(4,437,000) compared to $(1,533,000) and $(2,527,000) in the comparable periods of fiscal 2020. See “Non-IFRS Financial Measures” below.

Net loss

Taking into account the revenue and expense variations described above, net loss for the second quarter of fiscal 2021 was $6,392,000, or $(0.07) per share, and a net loss of $12,314,000, or $(0.14) per share, for the six-month period ended May 31, 2021 compared to a net loss of $5,806,000, or $(0.08) per share, in the three months ended May 31, 2020 and a net loss of $10,350,000, or $(0.13) per share, compared to the six-month period ended May 31, 2020.

Financial Position

At period-end May 31, 2021, the Company had $56,714,000 in cash, bonds and money market funds, and remained virtually unchanged from February 28, 2021. At this time, the current cash, bonds and money market funds are sufficient to fund the Company’s operations to meet its current obligations for at least the next twelve months.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

For the three-month period ended May 31, 2021, operating activities used cash of $716,000 compared to $3,100,000 in the comparable period of fiscal 2020, primarily due to the positive impact of changes in operating assets and liabilities, partially offset by the increased loss in 2021.

In the second quarter of fiscal 2021, changes in operating assets and liabilities had a positive impact on cash flow of $2,096,000 (2020-negative impact of $1,561,000). These changes were mostly due to a positive impact from accounts payables and accrued liabilities, provisions, trade and other receivables as well as prepaid expenses and deposits and were negatively impacted by inventories.

During the first half of fiscal 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units of the Company for a gross cash consideration of $46,002,000 including the full exercise of the over-allotment option. Share issue costs amounted to $3,390,000 resulting in net proceeds of $42,612,000. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at an exercise price of $3.18 until January 19, 2024. During the second quarter ended May 31, 2021, 197,400 Warrants were exercised and 197,400 common shares were issued for a cash consideration of $628,000.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2021		2020				2019[1]
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	17,787	15,430	19,123	14,049	17,162	15,719	16,400	16,111

Operating expenses

Cost of sales

Cost of goods sold	4,714	4,190	5,190	4,611	5,769	5,400	5,754	5,215

Other production-related costs	-	-	240	280	391	140	14	1

Amortization of other asset	1,220	1,221	1,220	1,220	1,220	1,221	1,221	1,221

R&D	6,417	4,883	6,795	4,183	3,622	3,419	3,877	2,152

Selling	6,901	6,158	6,532	7,025	6,941	6,361	7,673	6,389

General and administrative	3,884	3,562	3,255	2,699	3,706	2,570	3,258	1,772

Total operating expenses	23,316	20,014	23,232	20,018	21,649	19,111	21,797	16,750

Finance income	432	49	21	32	80	166	217	253

Finance costs	(1,455)	(1,381)	(1,445)	(831)	(1,399)	(1,318)	(1,275)	(1,253)

Income taxes	(20)	(6)	(16)	-	-	-	-	-

Net loss	(6,392)	(5,922)	(5,549)	(6,768)	(5,806)	(4,544)	(6,455)	(1,639)

Basic and diluted loss per share	(0.07)	(0.07)	(0.07)	(0.09)	(0.08)	(0.06)	(0.08)	(0.02)

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 have not been restated and continue to be reported under IAS 17–. See note 1 in the Audited Financial Statements for the year ended November 30, 2020.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Subsequent Event

Stock options

Between June 1, 2021 and July 13, 2021, 100,000 options were exercised, and 100,000 common shares were issued for a cash consideration of $92,000.

Recent Changes in Accounting Standards

There were no changes in accounting standards during the second quarter of fiscal 2021.

Outstanding Share Data

As of July 13, 2021, the Company had 94,945,139 common shares issued and outstanding, 8,162,050 warrants outstanding, and 3,886,678 outstanding options. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common share per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended May 31, 2021.

Economic and Industry Factors

The WHO declared a global pandemic on March 11, 2020. Authorities around the world implemented confinement measures designed to curb the spread of the COVID-19. Those measures have severely limited face-to-face access to healthcare providers. The industry as a whole has had to adapt to this new reality and uncertainty remains.

Internal Control

There was no change in the Company’s internal control over financial reporting, or ICFR, that occurred during the three-month period ending May 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net loss is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8

Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended May 31,		Six-month periods ended May 31,

	2021	2020	2021	2020

Net loss	(6,392)	(5,806)	(12,314)	(10,350)

Add (deduct):

Depreciation and amortization	2,185	2,109	4,370	4,139

Finance costs	1,455	1,399	2,836	2,717

Finance income	(432)	(80)	(481)	(246)

Share-based compensation	548	454	1,126	819

Income taxes	20	-	26	-

Write-down of inventories	-	391	-	394

Adjusted EBITDA	(2,616)	(1,533)	(4,437)	(2,527)

Theratechnologies	Inc.
2015	Peel Street, 11th Floor
Montreal,	Québec H3A 1T8